Exhibit 99.3

International Conference Call

JBS S/A (JBSS3)

1Q24 Earnings Results Transcription

May 15th, 2024

Operator: Good morning. Welcome to the conference call of JBS S/A and JBS USA to announce their results of the first quarter of 2024. At this time, all participants are in listen-only mode. Later, we will conduct a questions and answer session and instructions will be given at that time.

As a reminder, this conference is being recorded. Any statements made during this conference call relative to the company’s business outlook, projections, operational and financial targets and goals, and growth potential are merely forecasts based on the company’s management expectations in relation to the future of JBS.

Such expectations are highly dependent on market conditions, on Brazil’s overall economic performance, on the industry and international markets and therefore are subject to change.

Today here with us we have Mr. Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Officer.

Now I would like to turn the conference over to Mr. Gilberto Tomazoni, who’s going to start the presentation. Mr. Tomazoni, please, you may start.

Gilberto Tomazoni: Good morning, everyone. Thank you so much for attending our result conference call.

Before delving into the results, I would like to take the opportunity to express my sympathy towards the victims of the catastrophe caused by the rains in Rio Grande do Sul, especially to our more than 16,000 team members in the state. The world has been following the situation with sadness and dedication of our entire team has been essential in helping our team members, partners, along with their families and impacted communities to recover.

Once again, I would like to express my deepest admiration and gratitude to the extraordinary work that everyone has been doing to offer support during this tragic event. As a company, we are mobilized to provide donations of essential items for assistance to people in the region, such as food, hygiene, cleaning products, water, clothing, and blankets.

Now, back to our financials, JBS had a solid first quarter in the first quarter of 2024. These numbers reinforce that we are on a path of recovery, as we have been indicating to you in recent quarters. We have added almost 2 percentage points to our consolidated EBITDA margin as compared to the fourth quarter of 2023. As to the first quarter of 2023, we have reached a margin of 7.2 in a period increasing by 470 basis points.

I would like to highlight the result of Seara, which delivered double-digit margins in the first quarter already. Its focus on operational excellence is reflected in a significant evolution of the business margins, which went up from 6.4 in Q423 to 11.6 in Q12024. So, closing the gap of part of the operational gaps and the cost of grains going back to normal and the growth in volumes, especially in domestic market, reinforce the promising prospects for Seara this year.

We keep our focus on the pursuit for the preference of consumers and to capture operational opportunities. Our focus on key customers, brand growth and consolidation of our business in Europe, and a pursuit for operational excellence are reflected in the strong result of Pilgrims. The business margins had a significant increase going up from 6.5 in Q1 2023 to 11.5 in Q1 2024.

USA Pork margins grew from 2.5 to 16.4 in the same period. Our poultry and pork businesses have benefited from the reduction in grain prices, as well as a rebalance in supply and demand. I would like to highlight that our results are very robust, and once again, this reinforces the importance of our diversification of geographies and proteins.

In a quarter that is traditionally weaker for the global protein industry, cattle businesses in Brazil and Australia captured the results of the high cycle in these two countries, whereas JBS Beef North America goes on with weaker margins as a result of the cattle raising cycle and seasonal conditions, as we had indicated before.

Once again, I would like to stress our financial solidity. In the first quarter of 2024, we reached a net income of R$1.6 billion with a net revenue of R$89.1 billion and adjusted EBITDA of R$6.4 billion. Our priority is still to deleverage a process that has consolidated.

This rate had a reduction of 4.42 times in US dollars in Q1 2023 and now it’s down to 3.66 times in Q1 2024. If we use the numbers of this quarter as a reference, which is one of the weakest quarters in the industry, and if we abstract mathematically, we use this information, we will close the year with 2,5 times our leverage.

And I would like to reinforce this is not a guidance, this is just a mathematical abstraction that we use as a reference the margins that we had in the first quarter of this year.

The numbers of this quarter reinforce our trust in the JBS long-term strategy focusing on the expansion of our global multi-protein platform and on the consolidation of our strong brand portfolio and high-value-added products. In that sense, along recent quarters, we have made several investments that will start to provide good fruit.

In the Brazilian state of Mato Grosso do Sul, this year we are going to open Dourados, and industrial or manufacturing complex, a new processing plant for swine in natura, and another for prepared foods. We also announced that in April we are going to double our capacity in our bovine plant in the Campo Grande in the same state, one of the units had just been licensed to export to China.

In Jeddah, in Saudi Arabia, we are finalizing our third plant for halal products. In San Sebastian, in Spain, we are going to start the operations of our cultivated protein plant and Biotech Foods. We’ll focus on what we can control to become increasingly more competitive in the different markets where we operate. For this reason, we have absolute focus in cost management, increasing productivity, optimizing our mix, focusing on opportunities in market and price asymmetries regardless of the geography and economic variations.

We are confident that the strength of our platform added to our financial soundness and our commitment to excellence innovation will enable JBS to move towards its trajectory of growth, adding value to all our stakeholders and the communities where we operate.

Once again, I thank you very much for being in our conference call. And now I give the floor to Guilherme, who’s going to give you details about our numbers. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Now let’s go to operational financial highlights starting on slide 15. The net revenue was R$89 billion or US$18 billion. The adjusted EBITDA, R$6.4 billion or US$1.3 billion. This represents a margin of 7.2% of the quarter. Net profit was R$1.6 billion, or US$332.

And now moving to the next slide, the operating cash flow in the quarter was R$122 million, or US$25 million. This cash flow in the quarter was negative at US$622 million, or 3.1 billion. As we anticipated in our last earnings conference call, we estimated the cash consumption would be half of the amount reported in the same period in the year, which happened.

Despite this cash consumption, which is common for the first quarter due to the seasonality of the period, this is explained by the increase in results in practically all our business units. CAPEX in the quarter was R$1.4 billion or US$284 million, 55% maintenance CAPEX. This amount is 18% lower than Q123, which is in line our estimates of US$1.3 billion.

Now moving to slide 17, the net debt ended at US$15.9 billion, reflecting an increase of US$569 million as compared to the previous quarter, variations explained by the cash burn, considering the typical seasonality of this time of this year. The leverage in dollars went down from 4.42 to 3.66 times in BRL and 4.32 to 3.70 in US dollars in a quarterly comparison, thereby confirming that they leverage. In the second quarter this year, we are expecting another significant drop in this indicator to about 3 times.

Now, conducting a leverage exercise and not considering the guidance for us to reach a leverage of 2.5 times at the end of the year, our consolidated margin in 2024 should be close to 7.5%, considering that the first quarter is seasonally weaker, and the margin was already 7.2%, it’s reasonable to think at this level of leverage for the end of the year, thereby staying within our policy of being between 2 and 3 times our net debt along the year.

We reduced our net debt by US$666 million in the first quarter, especially due to the payment of short and long-term bank debts. We are going to reduce our gross debt in the second quarter.

In this manner, now I’m going to go over each one of our business units. Starting with Seara on slide 18, the net revenue in the quarter was stable as compared to the same period in the year before, US$10.3 billion or US$2.1 billion. However, as we had said, the profitability has already gone back to normal two-digit levels. This improvement is a result of intense focus on operational excellence, management team, cost reduction, specialty grain, better offer and demand balance, and maturation of new plants. And EBITDA margin grew more than 10 percentage points year on year, reaching 11.6% in Q124.

Now on slide 19, JBS had a net revenue 17% higher than Q123 driven by higher volume sold. The favorable capital cycle had a positive impact in sales volumes both in Brazil and internationally due to the high availability of animals for slaughter. This cycle has also contributed for the reduction of cattle prices bought and as a consequence had a positive impact on profitability.

On slide 20 – and now dollars USGAAP – net revenue in US JBS Beef North America grew 6% year and year. Profitability is still pressured, considering a more challenging cattle cycle because the price of living animals went up more than wholesale.

JBS Australia, we have higher volume sold, both in the domestic and international markets. The growth and profitability year on year reflected especially the higher availability of cattle in the market, considering a more favorable cattle cycle and efficiency gains in many business areas in Australia.

Now, JBS USA Pork, the net revenue was 6% compared to Q123 because of the average prices on the period. In addition to better commercial dynamics, the profitability was positively impacted by lower grain costs, a drop in average price of swine in Q124 and continual efforts aiming to expand the value-added portfolio in addition to better commercial execution, operation and logistics too.

So, Pilgrim’s Pride had an increase in net revenue of 5%. The first quarter showed the results of this strategy, making it possible for the company to grow compared to the market. The product portfolio with this brand contributed to diversification and still expanding.

As you can see, the results of the first quarter are very exciting, as we had indicated in our more recent conference calls, and we are optimistic in our deleveraging trajectory and cash generation for the year.

Now we are going to open for questions and answers.

Question and Answer Session

Operator: Ladies and gentlemen, we are going to start now our Q&A session. To ask a question, please use the raise hand option. To withdraw it from the list, click lower hand.

Our first question comes from Isabella Simonato, Bank of America.

Isabella Simonato: Hello, good morning Tomazoni and Guilherme. Congrats on the results. I have two questions. The first one is about Seara. We can see, of course, the market reality, as you’ve pointed out, it is really favorable for the future ahead. And I’d like to know your vision about the external market for poultry.

We’ve seen some markets performing at price levels above the average, and now you’re going to have a new plant in Saudi. I would like to hear from you about the external market for poultry considering Seara’s reality.

The second question concerns the US cycle. The landscape is still quite challenging, but please tell us a little bit about the beginning of the cycle of the quarter and how you’ve been analyzing the seasonality for the second and third quarter of the year. Thank you.

Wesley Batista: Good morning, Isabella. I’m going to start talking about our beef business in US. We expect normal seasonality this year, but weaker than it had been last year. There is less availability of beef, of cattle. We’ve seen that in the first quarter, about 3% drop of our slaughter, even more than that, 13% in the decrease of cow slaughter, very relevant as you can see.

The demand is more restrict because of inflation. The price of cattle is higher, the second quarter will have the natural seasonality, with now spring and summertime in the US we may expect better margins, but it is going to be more challenging than it had been last year.

Gilberto Tomazoni: Isabella, thank you very much for the question. Concerning poultry in the international market, as you pointed out, our perspective for this business is very positive for two main reasons: First, we can see more interest for poultry protein in all different markets. US, for example, the USA, we can see that, and also other international markets. Globally speaking, there is an increased demand for poultry. In addition, the protein offer is very well balanced, and it has been a challenge, of course, to manage our new genetic lineage that have been developed.

For all different markets and producers, they are managing that increased productivity based on genetic handling. And you can see, for example, that in the USA, the FDA they are showing a smaller growth of poultry production. And they have been still having an increased demand.

So, it’s a positive demand all over. That’s the fact.

Isabella Simonato: Thank you, Tomazoni. If I can have a follow-up on my question, thinking about regionally and your exposure to the Middle East, what is your outlook there? Maybe you could increase your market share in the region. And thinking about the new plan, are you thinking about changing your external market mix?

Gilberto Tomazoni: Well, in Saudi Arabia, we have very great perspectives. We have two plants, we’ve started developing now our third processed food plants, where we are developing the brand Seara, especially in retail. The market in the region has been very promising, with high demands. It’s a market also benefit by the Turkey’s decision to restrict part of the exports it used to do. Turkey used to be a very important player there.

Therefore, we have the focus of developing our brand all over the region, we focused on Saudi Arabia using our branded added-value product, but we also provide services through food service also at higher volumes.

Middle East and Asia are extremely relevant markets to Brazil and Seara is just surfing the same wave. Great.

Isabella Simonato: Thank you very much.

Operator: The next question comes from Ricardo Alves, Morgan Stanley.

Ricardo Alves: Good morning, everyone. Thank you very much for the opportunity. I have two brief questions to ask you, building up on what has already been asked, considering North America Beef, this improvement of the first quarter compared to the fourth quarter 23, was great to see. But when we think about the second quarter and what Wesley has just said that it’s going to be probably a harder second quarter than previously because of the whole cycle, livestock cycle.

But thinking about the cutout side, how do you see that delay in reacting of cutout? We’ve been seeing that the fat cattle price had been impacting the market, it seems that there is something really bringing down the prices. But do you have any information about higher inventory levels or something like that?

And do you also expect to have a recovery on prices in a seasonality perspective? We believe so, but we would just like to know if there is anything else that you know, that you’ve been observing in the market that would impact demand and the price of cutout going from less of cattle and more into beef offer.

For Seara, I would just like to understand whether we can quantify the sequential improvement of margin, mostly it has come from grain, but does it also have operational adjustments? Have you been streamlining some of your plants? Just to understand how much of that margin benefit has derived from commercial pricing adjustments or operational improvement.

And finally, the last question for US pork, is there still room for your top line to be increased? It’s been great to see that historical range, we like to see stability, but do you think there is a potential of increasing the top line? China has adjusted its production of pork, so maybe even for exports, the perspective of US pork can be even better. So that’s it. Thank you very much.

Wesley Batista: Good morning, Ricardo. Starting about our beef cattle in US, comparing to the same period last year, we’ve observed a delayed demand, but it’s coming into the market. We can see it now Memorial Day coming, which is a very important holiday in the US for the second quarter. So we’ve been seeing more activity than in the first part of the second quarter.

We strongly believe that it’s going to be a seasonal movement but lagging behind somewhat compared to last year. But the current cutout, it’s not bad. Historically, the cutout as we have today, somewhat below US$3 per pound, it’s not low. But of course, the impression that we have in terms of cost of cattle is very relevant and compared to last year, it really applies pressure on the spread. But we are going to see that happening.

Something else about beef, the first quarter of 24 was much more challenging than the same period last year. If you analyze USDA data of spread, we can say that the spread was just half of what it was last year. So the market margin was subject to much compression. And we’ve delivered better results than last year because of internal improvements.

We’ve been talking about our own internal improvements in our business, both commercially and industrially speaking. And I would estimate, and it’s important to say, that 2 percentage points have already been captured, and we are looking for more. We know it’s going to be a very challenging year for beef cattle, but we believe there are 2 more percentage points of margin to be captured regardless of market, regardless of cutout, price of cattle. We believe there are still 2 more percentage points in addition to the 2% that we estimate that we have already captured. And I mean that regardless of the market’s performance.

Now speaking about pork USA, yes, we believe there is the potential there of increasing our top line. Please bear in mind that within pork business, it’s not only pork beef, but there are also prepared food businesses, and we’ve made relevant investments of expanding our capacity, bringing new lines. There is a new plant recently opened in Missouri for salami, prosciutto, Italian specialty of cuts. This is something that has a huge potential to grow.

It’s not going to be huge, of course, in terms of added revenue, but in terms of adding value, our swine products can really get better. There is a line which is at maturity level, our cooked bacon line, very much focused on food service. There is also an important performance in retail. So within our businesses of prepared foods, we see a great potential of increasing top line.

Therefore, the cutout of pork also impact the top line up or down, depending on the commodity in the market. I’m talking about adding value, because we can see a great possibility of adding value and with that increasing top line.

Gilberto Tomazoni: Ricardo, this is Tomazoni speaking. About Seara, you’ve asked us where it comes from in terms of margin improvement quarter over quarter. Margin improvement, as I pointed out in my opening remarks, it has resulted from grain prices, we’ve been building up on that since the last quarter, in this last quarter, we can say that mostly the benefit of grain prices have been fully captured. But there was another part resulting from our operating improvements and that balance between supply and demand.

So it’s a combination of actions. What we are going to see from now on won’t have a contribution from grain prices anymore because everything has already been absorbed within our cost structure, but we are going to see that the potential of Seara is to keep on increasing margins, because only part of the operational improvements that have been identified have already been captured.

Seara has a very long chain, and it takes some time for improvements to reach the P&L. It takes time. We’re going to keep on seeing Seara with a potential to grow margins.

Ricardo Alves: Great, thank you very much all of you. Thank you for the level of details. Have a nice day.

Operator: Our next question comes from Leonardo Alencar, from XP. Leonardo, you may ask your question.

Leonardo Alencar: Good morning, everyone. Thank you so much all the information about US beef, but I would like to follow up on that topic. Number one, what is your capacity utilization? Because we are seeing an interesting dynamics. There’s a better demand in the quarter. It’s kind of late, but we see indication. It seems that retail is carrying a lot of margin. In terms of slaughter, very high. And then we’re wondering if slaughter was lower, maybe the margins would be better.

Could you tell us about this dynamics and then talk about your strategies? But what catches the eye is that there is an increase in margins should be expanding faster, and you have this tool in hand to adjust.

And thinking about JBS Brazil, there was a positive surprise in terms of slaughter in Q1. Was there any room for higher slaughter and better cost management?

And the other question is related to your leverage references and guidance. But in the 4Q quarter, there was an expectation of 3 times leverage for the end of this year and shortly afterwards. You were talking about 2,5 times for the end of this year. So which are the other assumptions that may have changed from last quarter? So thinking of 3 times for the second quarter, what should we expect in terms of EBITDA?

Wesley Batista: Leonardo, answering first, the bovine business in US. Capacity utilization, well, yes, this is an estimate. We don’t know the market results, but we can see that slaughter at the current level of 620, 600-something thousand heads per week, well, it’s well-balanced.

The US, it’s not a very, very high slaughter level. It’s quite stable in terms of slaughter. It doesn’t surprise us. We can talk about the level of slaughter in the market because we might be getting into our strategy, but we are seeing this in a very well-balanced way. It’s neither too much nor too little. Below that, the capacity would be underused, and above that it’s more overworked during the week.

So it’s very well balanced, I don’t think it’s either end of the scale, neither too much nor too little. So what has gotten better are the operational results.

Guilherme Cavalcanti: So in the first quarter, we have an EBITDA of US$400 million in 2023, and now we have US$1,300 billion after one month and a half in Q2, so we are confident to say that once again, our EBITDA is going to be higher. And moreover, after the second half of the year, we are going to have positive free cash flow.

So the combination between having a higher EBITDA and cash generation will drive leverage to get to 3 times in the second half, thereby advancing an EBITDA improvement, and continuing on this trend, we are going to get to the end of the year with 2,5 times already considering the dividends that we have announced in case our listing is approved.

So, as I said, if you do the math to get to 2.5 times the average of the year, it needs to be 7.5%. We have 7.2 in Q1. So I think that 2.5 times is an estimate that is quite conservative for this. Of course, everything can change. This is just an expectation, but I think that today this is the most likely scenario of having this trend of deleveraging and getting to the end of the year within our policy, which is a policy, this is based on keeping our investment grade, which is our priority.

Leonardo Alencar: Just one follow-up going back to what Wesley said. So, this issue of dairy cattle and exports to China, are you worried in any way? Maybe your plants in China, could there be any problems?

Wesley Batista: Well, USDA has been doing a very, very good work in the US, both domestically and internationally. So we’re not worried about neither demand nor offer. The situation is well under control, very well monitored, and this is not an issue that we are worried about. It looks to us that it’s well under control by the USDA.

Leonardo Alencar: So avian flu, considering it, is it a problem?

Wesley Batista: No, no, no. Nothing new on that front.

Leonardo Alencar: Thank you so much. Thank you.

Wesley Batista: And as a reminder, in the US, things are slightly different than in other countries because all plants in the US are licensed. So there is a difference. China is slightly different than the US. All our plants are licensed.

Leonardo Alencar: Thank you.

Operator: Our next question comes from Thiago Duarte, from BTG. Mr. Duarte, please, you may ask your question.

Thiago Duarte: Hello, good morning, everyone. Thank you so much for the opportunity. I would like to run the risk of being repetitive. I would like to insist on Seara and US Beef. As to Seara, it is clear, and Tomazoni has mentioned many points to qualify the top line dynamics. But Tomazoni, I would like to ask you to quantify the top line dynamics. I would imagine that by now, with all the capacity that has been added in terms of processed foods, breaded foods, that we would be seeing a more significant growth in volume. Could you explain or try to qualify or describe to us how much of the ramp-up of volume capacities we are already seeing in these numbers?

And a little bit of the success and challenges that you are having to increase the share of this category of processed foods that may have been one of the most significant in terms of capacity increase in the latest Seara’s investment cycle.

And question number two for US Beef, if it’s more of a follow-up, also trying to have more details about the margin improvement quarter on quarter. Wesley, I had understood from the discussion of the effect of derivatives of the results in the fourth quarter that we would still be seeing part of it this quarter. Have I understood it wrong? Could you confirm that? And how much could have had an impact in the results that we are seeing in the first quarter? Thank you.

Gilberto Tomazoni: Thiago, good morning. Thank you very much for your question. Yes, you’re right to say that Seara should have higher volumes than it does. So we should start seeing this in the next quarters. When we said that we are adjusting processes, part of adjusting processes is to recalibrate the volumes that we had in order to be able to accelerate output of processes later on. So Seara does have additional capacity in excess of what it delivered in Q1.

So, part of it is related to the ramp-up that we are doing. So, the ramp-up is going very well, answering part of your first question, so the ramp-up is going very well, we are being able to gain market share, and even in some subcategories, because we have subcategories, this is being very positive, so we are going back to normal with our operations trying to accelerate the output of our plants.

So from next quarter onwards, we should see an increase in output in a top line at Seara, as you said.

And now about the beef derivatives, about half of the difference of the impact that we had in Q4, we recovered. This is going to be much more stable in the future.

Thiago Duarte: Great. Thank you.

Operator: Our next question comes from Guilherme Palhares, from Santander. Mr. Palhares, please.

Guilherme Palhares: Good morning, everyone. Thank you for taking my questions. Before anything, I would like to thank everyone for the help to Rio Grande do Sul and all the efforts and everything that you have done recently. That said, going to the questions, I would like to talk about US Park. So, we saw the prices of animals, and this led to a difference between IFRS and USGAAP, so this price doubled in the short term, and cutout is still reacting to adjust to this reality.

So, could you give us a little bit more details, especially on the commodity scenario? Wesley has talked about processed foods, but I would like to hear more on the short-term dynamics of all the adjustments that we are seeing.

And number two, could you give us more details about the dynamics of feedlots in the US? So there are new placements in feedlot in the US, sometimes more or less, maybe as a feed is cheaper you are having more animals in feedlot. What about female animals? We are going through a moment of reduction, so they are staying longer until they gain weight until the end. So how do you see that? Thank you.

Wesley Batista: Guilherme, good morning. As to pork, this IFRS, USGAAP difference, this is beyond our control. There are two accounting methods on a day-to-day. We manage everything according to USGAAP, this is a number that we have in our day-to-day management. It’s not something that we can control. And obviously, this quarter, there was a major difference, both the price of hog has gone up as well as grain. But I don’t think that this is something that is worth focusing on. What really matters is the bottom line according to USGAAP.

Now as to prices of living animals, this has been going up, and this is a correction. In the beginning, especially in the beginning of the first quarter, the living pork or hogs here in the US it was kind of in balance, now it’s back to normal, and this really makes the margin narrower, leads to narrower margins, especially in terms of processing plants. But in the second quarter, we’re not seeing an increase in the prices having a negative effect in terms of our pork margins.

So we see our pork businesses very, very optimistically both in terms of cost and supply, and demand is very strong, so the channel is likely to increase, to adjust for higher hog prices in and the cattle market has better prices than lower values, this helps a lot in the internal demand of pork, and the US is exporting 88% more of pork. It has gained share in international markets.

So pork business, despite the increase in prices, both because of our purchasing strategy and as the potential of higher prices for pork, both domestically and internationally, and we are optimistic about the future.

As to beef cattle, we see that feedlots, they stay longer, and this is good because it increases our potential, so we have higher quality of the beef. This increases our potential of transferring higher costs of beef because we have more choice, more prime and this helps the processing plant and naturally the cost grain is cheaper to feed their cattle and feedlots is higher, and then animals will be longer in the feedlot.

We’ve not seen this in retention. No absurd or hugely significant indicator in terms of retention, but we see a few things that make us optimistic. I have been saying a few things over conference calls. Humidity this year is better, well, it’s not yet perfect everywhere where we raise cattle, but it’s better than last year, so it’s good. And now when we look at slaughter numbers, we see a few things that I think are starting to show a movement in retention. We see 13% less slaughter of cows and when we look at 3.3 reduction of slaughter of cattle, there is a drop of 3% of male cattle and 3.8% of calves.

And so this is still a high percentage of slaughter of female animals, but we are seeing indications that we can see some retention. It’s not really significant, not very dynamic, but they are initial indications.

Guilherme Palhares: Great. Thank you very much for your clarification.

Operator: The next question comes from Renata Cabral, from Citi.

Renata Cabral: Good morning. Thank you for taking my question. I have two questions. One, it’s a follow-up on US beef. Even though you’ve already talked about that and in details, but I would like to ask you, Wesley, about the perspective for the progression of the cycle. The cycle is somewhat atypical, we have to say, compared to previous livestock cycles it was somewhat delayed. There is the expectation, and as you’ve just said, there might be some signs of retention, it might get stronger in mid-year, in my opinion, and therefore, there might be an increase in cattle prices.

But now inventory levels are low in the US compared to the historical average. And probably the recovery compared to previous cycles might be slower because of biological renovation, so to speak, of the chain. We would like to hear from you how would we expect a cycle of improvement? What would be the peak prices?

And secondly, capital allocation. The company is deleveraging. It had been faster than what we had expected at first, and it might get to the end of the year at a very comfortable deleveraging level. So what are your perspectives for M&A? In the past, you’ve talked about the possibilities of acquisitions in the US for processed food plants. What are your ideas on M&As?

Guilherme Cavalcanti: I’m going to start talking about leverage and then I’ll hand it over to Tomazoni to talk about M&A. Our process of deleveraging has been faster than expected, indeed. And yes, it does open opportunities because if we get to a margin of 7.5% to the year, which means improvement for upcoming quarters 2.5 times by the end of the year, it mean it opens space for capital allocation, either for M&A or for dividend sharing.

But we’ll keep on deleveraging. Our goal is to be between 2.5 and 3 times. If it’s below 2.5 times, then our capital structure is no longer efficient. But, till there, we can have opportunities for dividend sharing or M&A depending on the process of deleveraging.

Let me hand it over to Tomazoni.

Gilberto Tomazoni: M&A is a natural process in our company, Renata. If you look back to our history, it has been built through acquisitions. So we constantly analyze opportunities that have a strategic fit and add value. We’ve already said that we want to build in aquaculture what we’ve done for poultry and pork. We focus on added value and branded products, and we keep on investing in poultry with Pilgrims.

Nothing new yet. It does not depend on leverage. Our acquisitions and the analysis of opportunity of acquisitions, the mapping of M&A opportunities that are strategically fit are a routine, are part of our company everyday business.

Wesley Batista: Concerning the livestock cycle recovery and prices, you are absolutely right. As we retain female animals, it reduces inventory levels and that’s expected. Whenever we regrow a cycle before it increases offer, there is inevitably a reduction, a shrinkage. This is expected. And we expect it to happen as quickly as possible. This reduction of alpha considering the reconstruction of the herds.

In the short term, it brings some additional difficulty, but it’s difficult to anticipate how long it would take. It depends on climate; it depends on conditions of all the cattle breeders’ conditions. We constantly focus on, and as we’ve said before, the 2% that we’ve captured in terms of benefits and the 2% more to be captured. This is what we constantly focus on because we cannot control the livestock cycle or other things.

If I may build up on it, which I think is worth mentioning, Renata, our business in the US is very relevant and being at this time of the cycle, it deserves further analysis, and we have to pay constant attention to the market variations. But as we are deleveraging our company and the soundness of our operations, it really shows that our diversification is very relevant.

If we look back in 2021 and said that the beef challenge would be as challenging as it is, and we still had good results as we had, very few people in 2021 would believe it to be true. But our current status shows the strength of JBS, which is our diversification of protein sales in the US and internationally. This quarter and this year will serve as a very good example of this strategy.

Renata Cabral: Great. Thank you very much.

Operator: The next question comes from Lucas Ferreira, JP Morgan. Lucas, please. Good morning.

Lucas Ferreira: Good morning. Thank you for the questions. The first question is about Pilgrim. To understand the level of optimism you have for the year, how do you anticipate the drivers of supply and demand? Is it going to be well balanced in the US market? Do you think that the second quarter is showing improvement in seasonality? And what can we expect in terms of profitability for this business?

And I’d like to ask you to tell us a bit more about Australia. Do you expect to increase slaughter rates in Australia and the margins for cattle? And what about processed foods profitability rates there, which can be, and what are your expectations for end of year?

Gilberto Tomazoni: Thank you for the question, Lucas. You’ve asked one question about Pilgrim and about Australia. Well, in the US, broilers, and you’ve been observing it, of course, it has been presenting an increase in prices, which is related with the demand and very well-controlled supply. I’ve talked about some of the challenges that we have in the US market, and that’s very clear there. There is new genetics in place, and as such, it requires learning to increase fertility and production.

According to USDA recent publication, there is an increase in supply, but not huge. In terms of demand, we see a migration of consumer costs. Consumers therefore prefer to buy more affordable protein, so pork and poultry. We have controlled supply, we have increase in demand, in other words, results of Pilgrims are up, and we are very optimistic for the whole process of adjustment of genetics and management. These are all things that lead to improvement and can be obtained little by little.

The perspective, as Fabio pointed out, Pilgrim’s CEO, is very positive, especially in the US, and it’s also positive as we are consolidating our 3 business units in Europe. We purchased them there, it was separated for a while to learn more about the process, and now we are consolidating them. We can see gains of synergy for G&A and also footprint of having large-scale plants and all that.

This is all very positive. And Mexico, despite its natural volatility, it’s still a very attracting market to us.

Now, speaking of Australia, in the beginning of the year, there was a challenge, heavy rain in some regions and that has prevented animal transportation. The slaughters in Australia, the slaughter rates have been lower than we thought. Now with better climate conditions, things are going back to normal rates.

We see Australia as a very positive region. We have a favorable cycle there, favorable cycle in Brazil. And our pork business, we’ve made an acquisition, it’s doing great, it’s even surprising us. We’ve managed to progress very significantly in our productive process, gaining in agriculture productivity.

Now, processed foods in the US, or rather in Australia, is something very stable. Australia is not an exporting market. We’ve started now to export some processed foods from Australia to Asia. The focus is on local market, which is very stable. The population in Australia, it’s not a population that’s been growing. It grows just as a result of immigration.

We are leaders in Australia and New Zealand. We work focused on brand. It’s a very stable business, we’re betting on it, and we believe we are going to use Australia as our platform to export further to Asia.

Lucas Ferreira: Thank you very much.

Operator: Our next question comes from Igor Guedes, from Genial.

Mr. Igor Guedes, you may ask your question.

Our next question comes from Thiago Bortoluci, from Goldman Sachs. Mr. Bortoluci, please, you may ask your question.

Thiago Bortoluci: Hello, can you hear me?

Wesley Batista: Yes, we can. Good morning, Thiago.

Thiago Bortoluci: Good morning, Wesley. Well, thank you very much for taking our questions and congratulations on your performance. I would like to ask two questions about US beef and Seara. Number one, you answered a question about capacity in US beef and the capacity at a reasonable level. What do you think in terms of capacity that you need for the adjustment cycle?

Last cycle, we saw some closings, and it’s okay that the last cycle had some unique features, which doesn’t seem to be the case now. So in this potential adjustment process that is going on in the industry, where is the industry in terms of capacity and closing of capacity?

And Seara, to Tomazoni, last year, in the middle of last year and ever since, we surprisingly saw the industry with a well-balanced supply. And this is at a time when you were adding capacity, and your leading competitor was focusing on getting smaller and focusing on profitability. Probably these two cycles are complete. So in the estimates in April, we see a high increase. So how do you see supply and demand looking into the future as a rational, and how do you see it?

Wesley Batista: So, good morning, Thiago. So we can talk about closing of plants, of course. So the plants that we have, we have nine plants in the US, one in Canada. There are no studies about closing or capacity reduction. This is not in our plans.

Gilberto Tomazoni: Thiago, about supply and demand in the market, we are seeing that international markets are under high demand for poultry. So in Brazil, we have more feedlot, as you can see. So you can see that we have more animals in feedlot, chicken, but the demand in the international market is really driving this. So we are supposed to have.

We can never make long-term forecasts. We have shorter cycles. So, so far, as we see it, this increase in demand will offset this increase in supply. We’re going to have a rebalance now. If supply continues to grow, this naturally has consequences in many different markets. This is something that we can’t control.

What we can control in our case is that we, to exceed our top efficiency, we are operating at top capacity and what we do in the US touches on different markets and different product mixes. This makes it possible to be able for us to navigate even in excess supply in a zone of good profitability.

Thiago Bortoluci: Excellent. Thank you very much.

Operator: Our next question comes from Igor Guedes, from Genial. Igor, you have the floor.

Igor Guedes: Good morning. Can you all hear me?

Gilberto Tomazoni: Yes, yes, we can hear you.

Igor Guedes: Thank you for taking my question. I think I’m sorry I could not speak the first time you called me. I want to understand the average cost of your debt. It went up to 5.78. It was 5.73 last quarter, and the average term is stable. The penetration of bonds went up to 86 in dollars. The average cost of dollar per bond is lower than your debts in real, in Brazilian BRL, so it should have helped you to bring down the average cost rather than bringing it up.

So I’d like to understand, from your perspective, what has caused this slow or the minor increase in cost of your debt?

Guilherme Cavalcanti: When we pay anticipated debts, we pay premium to reduce this debt, therefore it goes into our financial expenses. It doesn’t mean the liability management is negative, but it does have an impact on our financial expenses and present increased costs.

Secondly, I’ve paid some trade finance lines, the 666 million spent this quarter. It also depends on the time you made the payment. And some other leverage of balance would go into our financial expenses. They are not debts.

For the next quarter, we are going to keep on paying gross debt, but there are other variables. If we rebuy bonds, even though there is additional issuance, we have to pay premium on the anticipated amortization. It impacts our financial costs, but not when we look ahead. Is it clear?

Igor Guedes: Yes, absolutely. Thank you very much.

Operator: Well, if there are no further questions, I would like to hand it over to Gilberto Tomazoni for his closing remarks.

Gilberto Tomazoni: I would like to thank all of you for having participated with us in this earnings release call. Our team of 270,000 employees have really provided the conditions to deliver these results. Thank you all very much.

Operator: The call is now closed. Thank you all very much for your participation. Have a great day. Thank you.